UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F/A (Amendment No. 1)
☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number
Aya Gold & Silver Inc.
(Exact name of Registrant as specified in its charter)

Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1320 boulevard Graham, suite 132
Mont-Royal, Quebec, Canada, H3P 3C8
(514) 342-1220)
(Address and telephone number of Registrant’s principal executive offices)
Cogency Global Inc.
122 E. 42nd Street, 18th Floor
New York, New York 10168
(212) 947-7200
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Copies to:
Steven I. Suzzan
Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, NY 10019
(212) 318-3000
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	AYA	The Nasdaq Stock Market LLC
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:
☐ Annual information form
☐ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐            No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes ☐           No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Aya Gold & Silver Inc. (the “Registrant”) is a Canadian issuer whose common shares are listed or quoted on the Toronto Stock Exchange (“TSX”) and the OTCQX Best Market and is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the U.S.-Canadian Multijurisdictional Disclosure System. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.
The Registrant is filing this Amendment No. 1 to the Registration Statement to include additional exhibits, each of which is being incorporated by reference in the Registration Statement. Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any item of the Registration Statement or reflect any events occurring.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain or refer to certain forward-looking statements and forward-looking information as defined in applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements can often be identified by words such as “plan”, “aim” “expect”, “budget”, “strategy”, “scheduled”, “estimate”, “forecast”, “target”, “future”, “guide”, “likely”, “anticipate”, “believe”, “intend”, “intention”, “assume”, “commitment”, “potential”, “project”, “schedule”, “track”, “pursuit”, “goal”, “continue”, “ongoing” and similar expressions or statements to the effect that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. All statements included in the Exhibits, other than statements regarding historical fact that addresses activities, events or developments that the Registrant believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements do not constitute historical fact but reflect the expectations of the Registrant regarding future results or events based on information that was available at the time the forward-looking statements were made. Forward-looking statements in the Exhibits include, but are not limited to, statements with respect to the Registrant’s future growth; results of operations (including, without limitation, past and expected future production and capital expenditures); anticipated financial and operational performance and results; business prospects and opportunities (including the timing and development of new deposits and the success of exploration activities); the Registrant's expectation regarding its ability to raise capital and grow its business; anticipated trends and challenges in Registrant's business and the industry in which it operates; estimated exploration expenditures and budgets; strategic plans; potential acquisitions; market price and demand for gold and silver; permitting or other timelines; government regulations and relations; the estimates of expected or anticipated results and economic returns from mining projects and operations at the Zgounder Silver Mine; Zgounder Expansion project cash flows and economic viability estimates; mineral reserve and mineral resources estimates; plans relating to the Zgounder Silver Mine, including potential exploration activities and related expenditures; the estimated costs of the recommended work program at Zgounder and the expected phases and timelines; plans relating to the Boumadine Deposit, including potential exploration activities and related expenditures; the estimated costs of the recommended work program at the Boumadine Property and the expected phases and timelines; the Registrant’s guidance and corporate outlook; preliminary results from exploration programs; the intended use of the proceeds of public offerings; the objectives and ability of the Registrant to implement responsible mining and climate change initiatives in Morocco; the resiliency of the Zgounder Silver Mine to climate impacts; the Registrant’s ability to conduct business in a way that safeguards public health and the environment; the Registrant’s ability to receive and maintain licenses and permits from appropriate governmental authorities; laws and regulations, including those pertaining to environment, health and safety; exchange rates; the estimated project cash flows and economic viability of exploration and expansion projects; the sufficiency of the water and storage facilities at the Zgounder Silver Mine; and capital and operating costs required over the LOM of the Zgounder Silver Mine.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Such forward-looking statements speak only as of the date when made in each such Exhibit. A number of factors could cause actual results, performance or achievements to differ materially from the results expressed or implied in the forward-looking statements. These factors include, without limitation, the Registrant’s ability to raise additional financing when needed and on reasonable terms; the Registrant’s ability to achieve current exploration, development and other objectives concerning the Registrant’s properties; the Registrant’s expectation that the current price and demand for gold and silver and other commodities will be sustained or will improve; the Registrant’s ability to obtain and maintain requisite licenses and necessary governmental approvals; Aya’s ability to attract and retain key personnel; and general business and economic conditions, including competitive conditions, in the market in which the Registrant operates.
Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Some of the risks the Registrant faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others:
•the Registrant’s ability to execute plans relating to its Zgounder Project and Boumadine Project, including the timing thereof;

•risks and hazards associated with the business of mineral exploration, development, and mining, including environmental
•hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or
•structural formations, pressures, cave-ins, and flooding;
•risks related to the Registrant’s operations in Morocco;
•the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as
•properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before
•mineral reserves or mineral resources are actually mined;
•inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward
•markets for silver and other commodities (such as natural gas, fuel oil and electricity); restrictions on mining in the
•jurisdictions in which the Registrant operates;
•change of laws and regulations governing our operation, exploration, and development activities, including international
•laws and legal norms, such as those relating to Indigenous peoples and human rights; the Corporation’s ability to mitigate
•the risks pertaining to fund repatriation;
•expectations with respect to any future pandemics on our operations, and assumptions related thereto;
•the Registrant’s ability to attract and retain qualified employees and contractors;
•the Registrant’s ability to obtain necessary permits and licenses; inherent risks associated with tailings facilities and heap leach
•operations, including failure or leakages;
•the Registrant’s growth strategy;
•the Registrant’s ability to obtain insurance;
•occupational health and safety risks;
•adverse publicity risks;
•third party risks;

•disruptions to the Registrant’s business operations;
•the Registrant’s reliance on technology and information systems;
•litigation risks;
•interest and exchange rates risks;
•tax risks;
•unforeseen expenses;
•public health crises;
•climate change;
•general economic conditions;
•commodity prices and exchange rate risks;
•gold and silver demand;
•volatility of share price;
•public company obligations;
•competition risk;
•policies and legislation;
•force majeure;
•climate risks;
•the effectiveness of our internal control over financial reporting;
•risks related to competition in the mining industry;
•changes in technology; and
•other risks generally associated with the mining industry.
A description of assumptions used to develop such forward-looking statements and a description of additional risk factors that may cause actual results to differ materially from forward-looking statements can be found in the Registrant’s disclosure documents on the SEDAR+ website at www.sedarplus.ca, such as the Registrant’s Annual Information Form for the year ended December 31, 2025, filed on March 30, 2026, which is attached hereto as Exhibit 99.102, and the Registrant’s Management’s Discussion and Analysis for the Year and Quarter ended December 31, 2025, which is attached hereto as Exhibit 99.103. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. While the Registrant believes that the assumptions inherent in any forward-looking statements are reasonable, forward-looking statements are not guarantees of future events or performance, and, accordingly, readers are cautioned not to place undue reliance on such statements due to the inherent uncertainty therein. The Registrant does not undertake any obligation to update or revise any forward-looking statements, except as required by law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the financial statements have been subject to an audit performed under Canadian generally accepted auditing standards. IFRS differs in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the Securities and Exchange Commission (the “SEC”). Therefore, the Registrant’s financial statements filed with this registration statement may not be comparable to financial statements prepared in accordance with US GAAP.

RESOURCE AND RESERVE ESTIMATES

The information included or incorporated by reference into this Registration Statement regarding mineral deposits has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these differ from the definitions of such terms for purposes of the disclosure the requirements of the SEC.
Accordingly, information contained and incorporated by reference into this Registration Statement that describes the Registrant’s mineral deposits may not be comparable to similar information made public by issuers subject to the SEC’s reporting and disclosure requirements applicable to domestic United States issuers.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.106, inclusive, as set forth in the Exhibit Index attached hereto.
In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consents of the independent auditor and other experts named in the foregoing Exhibits as Exhibits 99.107 through 99.127, inclusive, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Capital Structure” in the Registrant’s Annual Information Form for the Year Ended December 31, 2025, attached hereto as Exhibit 99.102.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements, or capital resources, other than commitments, contingent liabilities and interest, as disclosed in the Registrant’s Management’s Discussion and Analysis for the Year and Quarter ended December 31, 2025, which is attached hereto as Exhibit 99.103 and the Registrant’s Audited Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024, which is attached hereto as Exhibit 99.104.

NASDAQ CORPORATE GOVERNANCE PRACTICES

The Registrant is a "foreign private issuer" as defined in Rule 3b-4 under Exchange Act and the Registrant's common shares are listed on the TSX and are expected to be listed on The Nasdaq Stock Market LLC ("Nasdaq"). Rule 5615(a)(3) of the listing rules of the Nasdaq (the "Nasdaq Stock Market Rules") permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of the Nasdaq Stock Market Rules must disclose in its registration statement or on its website each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.
A description of the ways in which the Registrant's governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:
Compensation Committee Charter: The Registrant does not follow Nasdaq Stock Market Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Nasdaq Stock Market Rule 5605(d)(1), the Registrant follows the applicable rules of TSX and Canadian securities laws.
Compensation Committee Composition: The Registrant does not follow Nasdaq Stock Market Rule 5605(d)(2), which requires companies to have, a compensation committee of at least two members, with each member being an "Independent Director", as defined under Nasdaq Stock Market Rule 5605(a)(2). In lieu of following Nasdaq Stock Market Rule 5605(d)(2), the Registrant follows the applicable rules of TSX and Canadian securities laws.
Compensation Committee Responsibility and Authority: The Registrant does not follow Nasdaq Stock Market Rule 5605(d)(3), which requires companies to adopt a formal written compensation committee charter that specifies, among other things, the specific compensation committee responsibilities and authority set forth in Rule 5605(d)(3). In lieu of following Nasdaq Stock Market Rule 5605(d)(3), the Registrant follows the applicable rules of TSX and Canadian securities laws.
Independent Director Oversight of Director Nominations: The Registrant does not follow Nasdaq Stock Market Rule 5605(e)(1), which requires that subject to a limited exception, director nominees must either be selected, or recommended for the board of directors' selection, either by: (a) independent directors (as defined in Nasdaq Stock Market Rule 5605(a)(2)) constituting a majority of the board of directors' independent directors in a vote in which only independent directors participate, or (b) a nominations committee comprised solely of independent directors.. In lieu of following Nasdaq Stock Market Rule 5605(e)(1), the Registrant follows the applicable rules of TSX and Canadian securities laws.
Code of Conduct: The Registrant does not follow Nasdaq Stock Market Rule 5610, which requires companies to adopt a Code of Conduct applicable to all directors, officers and employees, which comply with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002 and any regulations promulgated thereunder. In lieu of following Nasdaq Stock Market Rule 5610, the Registrant follows the applicable rules of TSX and the Canadian Securities laws.
Shareholder Meeting Quorum Requirements: The Registrant does not follow Nasdaq Stock Market Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common voting shares. In lieu of following Nasdaq Stock Market Rule 5620(c), the Registrant follows the applicable rules of TSX and the Canadian securities laws.
Third-Party Director and Nominee Compensation Disclosure: The Registrant does not follow Nasdaq Stock Market Rule 5250(b)(3), which requires certain disclosures of third-party compensation arrangements with directors and nominees for director. In lieu of following Nasdaq Stock Market Rule 5250(b)(3), the Registrant follows the applicable rules of TSX and the Canadian securities laws.
Shareholder Approval: The Registrant does not follow Nasdaq Stock Market Rules 5635(a) through (d), which require companies to obtain shareholder approval prior to certain issuances of securities, including (i) the acquisition of the stock or assets of another company; (ii) a change of control; (iii) equity-based compensation of officers, directors, employees or consultants; and (iv) private placements. this rule. In lieu of following Nasdaq Stock Market Rules 5635(a) through (d), the Registrant follows the applicable rules of TSX and the Canadian securities laws.

The foregoing is consistent with applicable laws, customs and practices in Canada.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking. The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B. Consent to Service of Process. The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

AYA GOLD & SILVER INC.

By:	/s/ Ugo Landry-Tolszczuk
Name: Ugo Landry-Tolszczuk
Title: Chief Financial Officer
Date: April 13, 2026

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to the Registration Statement on Form 40-F/A (Amendment No. 1):

Exhibit No.	Description
99.1**	News Release - dated January 7, 2025
99.2**	News Release - dated January 21, 2025
99.3**	News Release - dated January 23, 2025
99.4**	News Release - dated February 4, 2025
99.5**	News Release - dated February 11, 2025
99.6**	News Release - dated February 24, 2025
99.7**	News Release - dated March 11, 2025
99.8**	News Release - dated March 26, 2025
99.9**	News Release - dated March 28, 2025
99.10**	AB Form 13-501F1 Participation Fee for Year Ended December 31, 2024
99.11**	ON Form 13-502F1 Participation Fee for Year Ended December 31, 2024
99.12**	52-109F1 - Certification of Annual Filings (CEO) - dated Mar 27, 2025
99.13**	52-109F1 - Certification of Annual Filings (CFO) - dated Mar 27, 2025
99.14**	Audited Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023
99.15**	Management’s Discussion and Analysis for the Year Ended December 31, 2024
99.16**	52-109F1 - Certification of Annual Filings (CEO) - dated March 28, 2025
99.17**	52-109F1 - Certification of Annual Filings (CFO) - dated March 28, 2025
99.18**	Annual Information Form for the Year Ended December 31, 2024
99.19**	52-109F1 - Certification of Annual Filings (CEO) - dated March 31, 2025
99.20**	52-109F1 - Certification of Annual Filings (CFO) - dated March 31, 2025
99.21**	News Release - dated March 31, 2025
99.22**	NI 43-101 Technical report - Updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco - dated March 31, 2025
99.23**	News Release - dated April 8, 2024
99.24**	News Release - dated April 8, 2025
99.25**	Notice of the Meeting and Record Date - dated April 9, 2025
99.26**	News Release - dated April 11, 2025
99.27**	News Release - dated April 14, 2025
99.28**	News Release -dated April 16, 2025
99.29**	News Release - dated May 2, 2025
99.30**	News Release - dated May 9, 2025
99.31**	News Release - dated May 12, 2025
99.32**	Management’s Discussion and Analysis for the Quarter Ended March 31, 2025
99.33**	Unaudited Condensed Interim Consolidated Financial Statements for the Three-Month Period ended March 31, 2025 and 2024
99.34**	52-109F2 - Certification of Interim Filings (CEO) - dated May 13, 2025
99.35**	52-109F2 - Certification of Interim Filings (CFO) - dated May 13, 2025
99.36**	News Release - date May 13, 2025
99.37**	News Release - dated May 15, 2025

99.38**	News Release - dated May 21, 2025
99.39**	Annual Statement of Payments - Extractive Sector Transparency Measures Act for the Year Ended 2024 Annual Report
99.40**	News Release - dated June 5, 2025
99.41**	News Release - dated June 10, 2025
99.42**	Final Short Form Base Shelf Prospectus - dated June 10, 2025
99.43**	Decision Document (Final) from AMF - dated June 10, 2025
99.44**	News Release - dated June 11, 2025
99.45**	News Release - dated June 12, 2025
99.46**	Prospectus Supplement - dated June 12, 2025 to the Short Form Base Shelf Prospectus dated June 10, 2025
99.47**	Underwriting Agreements - dated June 12, 2025
99.48**	Preliminary Short Form Prospectus - WKSI Prospectus Exemption Letter to Securities Commissions
99.49**	Short Form Base Shelf Prospectus Offering Term Sheet
99.50**	Short Form Base Shelf Prospectus Offering Upsize Term Sheet
99.51**	News Release – dated June 18, 2025
99.52**	News Release - dated June 20, 2025
99.53**	Form of Proxy with respect to the Annual General Meeting of Shareholders on June 20, 2025
99.54**	Management Information Circular with respect to the Annual General Meeting of Shareholders on June 20, 2025
99.55**	Voting Instruction Form with respect to the Annual General Meeting of Shareholders on June 20, 2025
99.56**	Results of Voting Results for the Annual General Meeting of Shareholders on June 20, 2025
99.57**	News Release - dated June 23, 2025
99.58**	News Release - dated June 25, 2025
99.59**	News Release - dated June 26, 2025
99.60**	News Release – dated July 7, 2025
99.61**	Alternative Monthly Report - dated July 9, 2025
99.62**	News Release - dated July 24, 2025
99.63**	Annual Statement of Payments (Amended) - Extractive Sector Transparency Measures Act - Year Ended 2024 Annual Report
99.64**	News Release - dated August 7, 2025
99.65**	Alternative Monthly Report - dated August 8, 2025
99.66**	Management’s Discussion and Analysis for the Three and Six-Month Periods Ended June 30, 2025 and 2024
99.67**	Unaudited Condensed Interim Consolidated Financial Statements for the Three- and Six-Month Periods ended June 30, 2025 and 2024
99.68**	News Release - dated August 14, 2025
99.69**	52-109F2 - Certification of Interim Filings (CEO) - dated August 14, 2025
99.70**	52-109F2 - Certification of Interim Filings (CFO) - dated August 14, 2025
99.71**	News Release - dated September 9, 2025
99.72**	News Release - dated September 15, 2025
99.73**	News Release - dated September 25, 2025
99.74**	News Release - dated October 15, 2025
99.75**	News Release - dated October 29, 2025
99.76**	News Release - dated November 4, 2025
99.77**	Unaudited Condensed Interim Financial Statements for the Three- and Nine-Month Periods ended September 30, 2025 and 2024

99.78**	Management’s Discussion and Analysis for the Three- and Nine-Month Periods Ended September 30, 2025 and 2024
99.79**	52-109F2 - Certification of Interim Filings (CEO) - dated November 11, 2025
99.80**	52-109F2 - Certification of Interim Filings (CFO) - dated November 11, 2025
99.81**	News Release - dated November 11, 2025
99.82**	News Release - date November 19, 2025
99.83**	News Release - dated November 26, 2025
99.84**	News Release - dated December 9, 2025
99.85**	News Release - dated December 16, 2025
99.86*	NI 43-101 Technical Report - Updated Mineral Resources and Mineral Reserves Estimate of the Zgounder Silver Mine Operation, Kingdom of Morocco - dated December 16, 2025
99.87**	News Release - dated December 18, 2025
99.88*	NI 43-101 Technical Report - Preliminary Economic Assessment for Boumadine Polymetallic Project, Kingdom of Morocco - dated December 18, 2025
99.89**	Certificate of Amalgamation - dated January 1, 2026
99.90**	News Release - dated January 13, 2026
99.91**	News Release - dated January 14, 2026
99.92**	News Release - dated January 20, 2026
99.93**	News Release - dated January 21, 2026
99.94**	News Release - dated January 27, 2026
99.95**	News Release - dated February 18, 2026
99.96**	News Release - dated February 24, 2026
99.97**	News Release - dated March 12, 2026
99.98**	Notice of Meeting and Record Date - dated March 26, 2026
99.99**	News Release - dated March 31, 2026
99.100**	52-109F1 - Certification of Annual Filings (CEO) - dated March 31, 2026
99.101**	52-109F1 - Certification of Annual Filings (CFO) - dated March 31, 2026
99.102*	Annual information Form for the Year Ended December 31, 2025
99.103**	Management’s Discussion and Analysis for the Year and Quarter Ended December 31, 2025 and 2024
99.104**	Audited Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024
99.105*	AB Form 13-501F1 - Participation Fee for the Year Ended December 31, 2025
99.106*	ON Form 13-502F1 - Participation Fee for the Year Ended December 31, 2025
99.107*	Consent of William Stone
99.108*	Consent of Antoine Yassa
99.109*	Consent of Jarita Barry
99.110*	Consent of Fred Brown
99.111*	Consent of Eugene Puritch
99.112*	Consent of David Lalonde
99.113*	Consent of Patrick Pérez
99.114**	Consent of KPMG LLP
99.115*	Consent of Oliver Bertoli
99.116*	Consent of Abraham Whaanga
99.117*	Consent of Honza Catchpole
99.118*	Consent of Raphael Beaudoin
99.119*	Consent of Sebastian Humphrey
99.120*	Consent of David Vilder

99.121*	Consent of Preetham Nayak
99.122*	Consent of Ruan Venter
99.123*	Consent of Zuned Shaikh
99.124*	Consent of Benjamin Berson
99.125*	Consent of Alex Pheiffer
99.126*	Consent of George Papageorgiou
99.127*	Consent of Cortney Palleske
_______________________
*Filed herewith
**Previously Filed